Exhibit 2.1

WESTERN ENERGY SERVICES CORP.

Annual Information Form

Year Ended December 31, 2021

March 24, 2022

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
TRANSFER AGENT AND REGISTRAR OF THE CORPORATION	38
MATERIAL CONTRACTS	38
INTERESTS OF EXPERTS	39
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	39
ADDITIONAL INFORMATION	39
APPENDIX ‘A’ – AUDIT COMMITTEE CHARTER	40

GLOSSARY OF TERMS

In this Annual Information Form, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, or to the “Corporation” or “Western” refer to Western Energy Services Corp. (either alone or together with its subsidiaries) and the following terms and abbreviations shall have the meanings set forth below, unless otherwise indicated.

Unless otherwise indicated, all dollar amounts set forth in this Annual Information Form are in Canadian dollars.

Terms:

“ABCA” means the Business Corporations Act (Alberta), together with any or all regulations promulgated thereunder, as amended from time to time;

“AECO” means Alberta Energy Company;

“AIMCo” means Alberta Investment Management Corporation;

“Aero Rental Services” or “Aero” means Aero Rental Services, a division of Western Production Services;

“Annual Information Form” means this annual information form;

"Armco" means Armco Alberta Inc.;

“Audit Committee” means the audit committee of the Board of Directors;

“BDC” means Business Development Bank of Canada;

“Bid” means the normal course issuer bid of the Corporation which commenced on January 14, 2020 permitting the Corporation to purchase up to 5,200,000 Common Shares subject to the rules of the TSX;

“Board of Directors” or “Board” means the board of directors of Western;

“BOP” means blowout preventer;

“CAOEC” means Canadian Association of Energy Contractors;

“CAPP” means the Canadian Association of Petroleum Producers;

“Cardium class rig” means any contract drilling rig which has a total hookload less than or equal to 399,999 lbs (or 177,999 daN);

“Common Share(s)” means a common share(s) in the capital of Western;

“Credit Facility” or “Credit Facilities” means both the Revolving Facility and the Operating Facility;

“Debt Conversion” means the proposed conversion of $100 million of principal under the Second Lien Facility to Common Shares at a conversion price of $0.05 per Common Share as partial settlement of the debt owing under the Second Lien Facility pursuant to the Debt Restructuring Transactions;

"Debt Restructuring Agreement" has the meaning set forth under the heading "2022 Year to Date";

“Debt Restructuring Transactions” has the meaning set forth under the heading “2022 Year to Date”;

“Duvernay class rig” means any contract drilling rig which has a total hookload equal to or greater than 500,000 lbs (or 222,000 daN);

“Eagle Well Servicing” or “Eagle” means Eagle Well Servicing, a division of Western Production Services;

“EBITDA” means earnings before interest, taxes, depreciation and amortization;

“E&P company” or “E&P companies” means, individually, a crude oil and/or natural gas exploration and production company, or companies if more than one;

"G2S2" means G2S2 Capital Inc.;

“Horizon Drilling” or “Horizon” means Horizon Drilling, a division of Western;

“HSBC Facility” means the six-year committed term non-revolving facility in the amount of $12.5 million;

“IADC” means the International Association of Drilling Contractors;

"Investor Rights Agreement" has the meaning set forth under the heading "2022 Year to Date";

“LNG” means liquefied natural gas;

"Matco" means Matco Investments Ltd.;

“Montney class rig” means any contract drilling rig which has a total hookload between 400,000 lbs (or 178,000 daN) and 499,999 lbs (or 221,999 daN);

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 - Audit Committees;

“O’Chiese / Eagle J.V.” means the well servicing joint venture between Eagle and the O’Chiese First Nation;

“OPEC” means the Organization of Petroleum Exporting Countries;

“Operating Facility” means the loan facility of Western which consists of a committed operating facility in the amount of $10 million;

“Person” includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency;

“Preferred Share(s)” means a preferred share in the capital of Western, none of which are currently issued and outstanding;

"Registration Rights Agreement" has the meaning set forth under the heading "2022 Year to Date";

“Revolving Facility” means the loan facility of Western with a syndicate of lenders which consists of an extendible revolving credit facility in the amount of $50 million;

“Rights Offering” means the proposed rights offering by the Corporation to holders of Common Shares in connection with the Debt Restructuring Transactions;

“SAGD” means steam assisted gravity drainage;

“Second Lien Facility” means the second lien senior secured five-year 7.25% term loan facility between Western as borrower and AIMCo as lender, with an initial principal amount of $215 million due January 31, 2023;

“Stoneham Drilling” or “Stoneham” means Stoneham Drilling Corporation, a wholly owned subsidiary of Western;

“TSX” means the Toronto Stock Exchange;

“WCSB” means Western Canadian Sedimentary Basin;

“Warrants” means the 7,099,546 warrants to purchase Common Shares at an exercise price of $1.77 per Common Share issued in October 2017 and which expired on October 17, 2020;

“Western Oilfield Services” means Stoneham Drilling Corporation doing business as Western Oilfield Services;

“Western” or the “Corporation” means Western Energy Services Corp., a corporation existing under the laws of the Province of Alberta, and includes all applicable subsidiaries and predecessor entities of the Corporation, as the context requires; and

“Western Production Services” means Western Production Services Corp., a wholly owned subsidiary of Western.

Abbreviations:

“bbl(s)” means barrel(s);

“daN” means deca Newton;

“GHG” means greenhouse gases;

“lbs” means imperial pounds; and

“US” means the United States of America.

GENERAL MATTERS

The Corporation prepares its financial statements in Canadian dollars and in conformity with International Financial Reporting Standards.

The Corporation’s website is located at www.wesc.ca.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

All information and statements contained herein that are not clearly historical in nature constitute forward-looking information or statements within the meaning of applicable securities laws. The use of words “may”, “will”, “should”, “could”, “expect”, “intend”, “anticipate”, “believe”, “estimate”, “propose”, “plan”, “potential”, “continue”, or the negative of these terms or other comparable terminology are generally intended to identify such forward-looking information. Such forward-looking information represents the Corporation’s internal projections, estimates or beliefs concerning, among other things, an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

Forward-looking information in this Annual Information Form includes, but is not limited to the following: the business of the Corporation; industry, market and economic conditions and any anticipated effects on Western; competition in the oilfield services industry; the implications of the ongoing COVID-19 pandemic on Western and the oilfield service industry; the ability of the Corporation to complete the Rights Offering and the Debt Conversion; the anticipated approval of the Debt Restructuring Transactions by the TSX; the cyclical and seasonal nature of the oilfield services industry; results of operations and performance of the Corporation; expectations about drilling activity levels, demand for and deployment of rigs; capital expenditure plans for 2022; the declaration of dividends by Western; use of the Credit Facilities, the HSBC Facility or the Second Lien Facility and Western’s ongoing compliance with the covenants thereunder; opportunities relating to the Debt Restructuring Transactions, including the planned use of proceeds under the Rights Offering; the entrance by the Corporation into the Registration Rights Agreement and the Investor Rights Agreement; the ability of AIMCo to nominate directors to the Corporation's board of directors; demand, utilization and day rates for the Corporation’s services; the outlook on commodity prices impacting the Corporation’s business; the ability of Western’s management to position the Corporation for success; impacts of new laws and regulations on Western and the oilfield services industry; and business strategies, prospects, plans and opportunities. Many factors could cause the performance or achievement of Western to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Because of the risks, uncertainties and assumptions contained herein, readers should not place undue reliance on these forward-looking statements.

The material assumptions used in making the forward-looking statements in this Annual Information Form include, but are not limited to, assumptions relating to: demand levels and pricing for oilfield services; demand for crude oil and natural gas and the price and volatility of crude oil and natural gas; the continued business relationships between the Corporation and its customers; the development of LNG projects, crude oil transport and pipeline approval and development; the Corporation’s ability to finance its operations; the effects of seasonal and weather conditions on operations and facilities; the competitive environment to which the various business segments are, or may be, exposed in all aspects of their business; the ability of the Corporation’s various business segments to access equipment (including spare parts and new technologies); changes in laws or regulations; currency exchange fluctuations; the ability of the Corporation to attract and retain skilled labour and qualified management; the ability to retain and attract significant customers; and general business, economic and market conditions.

Actual results could differ materially from those anticipated in the forward-looking information in this Annual Information Form as a result of the risks set forth below and elsewhere in this document, including:

•	the on-going impact of the COVID-19 pandemic on global demand and prices for oil and gas, including the impact on demand for Western's services;

•	volatility in market prices for crude oil and natural gas and the effect of this volatility on the demand for oilfield services generally, and, specifically, pressure on, crude oil and natural gas prices;

•	reduced exploration and development activities by E&P companies in North America and the effect of such reduced activities on Western’s services and products;

•	political, economic, and environmental conditions in Canada, the United States and globally;

•	supply and demand for oilfield services relating to contract drilling, well servicing and oilfield rental equipment services;

•	the proximity, capacity and accessibility of crude oil and natural gas pipelines and processing facilities;

•	liabilities and risks inherent in oil and natural gas operations;

•	environmental liabilities and risks;

•	changes to laws, regulations and policies regarding, among other things, royalties on crude oil and natural gas production, curtailments of crude oil and natural gas production and climate change;

•	fluctuations in foreign exchange or interest rates;

•	failure of counterparties to perform or comply with their obligations under contracts;

•	regional competition and the increase in new or upgraded rigs;

•	the Corporation’s ability to attract and retain skilled labour;

•	the Corporation’s ability to attract and retain customers;

•	the Corporation’s ability to obtain debt or equity financing and to fund capital, operating and other expenditures and obligations;

•	stock market volatility and market valuations;

•	uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed;

•	fixed costs in relation to variable revenue streams;

•	the presence of heavy competition in the market segments in which the Corporation currently operates;

•	failure to realize the anticipated benefits of acquisitions or incorrect assessment of the value of acquisitions;

•	failure to complete the Debt Restructuring Transactions;

•	the Corporation’s ability to comply with the covenants under the Credit Facilities, HSBC Facility and the Second Lien Facility and the restrictions on its operations and activities if it is not compliant with such covenants;

•	the Corporation’s ability to protect itself from “cyber-attacks” which could compromise its information systems and critical infrastructure; and

•	other risks, uncertainties and factors, many of which are beyond the control of Western, and some of which are discussed under “Risk Factors” in this Annual Information Form.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this Annual Information Form to provide shareholders and other persons with a more complete perspective on Western’s future operations and such information may not be appropriate for other purposes. Western’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that the Corporation will derive therefrom. Readers are cautioned that the foregoing lists of factors are not exhaustive.

Readers are cautioned that the forward-looking information contained herein is made as of the date of this Annual Information Form. The Corporation does not intend and does not assume any obligation to update or revise any forward-looking information, except as required pursuant to applicable securities laws. Readers should also carefully consider the matters discussed under the heading “Risk Factors” in this Annual Information Form. The forward-looking information contained in this Annual Information Form is expressly qualified by this cautionary statement.

WESTERN ENERGY SERVICES CORP.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated under the ABCA on March 18, 1996 as “Big Blackfoot Resources Ltd.” On September 27, 2002, the Corporation filed articles of amendment to change its name to “BBF Resources Inc.” and to consolidate its then outstanding Common Shares on the basis of one Common Share for each two Common Shares. On June 23, 2005, the Corporation filed articles of amendment to change its name to “Western Energy Services Corp.” On January 1, 2006, the Corporation filed articles of amalgamation and amalgamated with its wholly-owned subsidiary, WESC Ltd. On September 5, 2008, the Corporation filed articles of amendment to consolidate its then outstanding Common Shares on the basis of one Common Share for each twelve Common Shares. On June 20, 2011, the Corporation filed articles of amendment relating to the consolidation of the issued and outstanding Common Shares of the Corporation on the basis of one Common Share for each twenty Common Shares. On July 31, 2011, the Corporation filed articles of amalgamation and amalgamated with its wholly-owned subsidiary Stoneham Drilling Inc. On January 1, 2013, the Corporation filed articles of amalgamation and amalgamated with its wholly-owned subsidiaries, Horizon Drilling Inc. and Matrix Well Servicing Inc. On December 28, 2015, Western’s wholly owned entities Western Energy Services Holdings (1) Ltd. and Western Energy Services Partnership were dissolved and the operations were assumed by IROC Drilling and Production Services Corp, which changed its name to Western Production Services Corp.

The head and principal office of Western is located at 1700, 215 – 9th Avenue SW, Calgary, Alberta T2P 1K3. The registered office is c/o 600, 815 – 8th Avenue SW, Calgary, Alberta T2P 3P2.

Intercorporate Relationships

The following diagram sets forth the names of the significant subsidiaries of the Corporation, the percentage of voting securities owned by the Corporation and the jurisdiction of incorporation or continuance of each subsidiary as of the date hereof.

Organizational Structure of the Corporation

GENERAL DEVELOPMENT OF THE BUSINESS OF THE CORPORATION
AND ITS OPERATING ENTITIES

General

The Corporation is an oilfield service company which provides contract drilling services in Canada through Horizon Drilling and in the United States through Stoneham Drilling. In Canada, the Corporation also provides well servicing through Eagle Well Servicing and oilfield rental equipment services through Aero Rental Services.

Three Year History

2019

Continued low commodity prices, lack of pipeline egress and the mandatory production curtailments implemented by the Government of Alberta constrained demand for conventional oil in the WCSB in 2019. This caused many E&P companies to reduce capital spending year-over-year, diverting free cash flow from investment in production growth to paying dividends, buying back shares and reducing debt. As a result, industry demand for drilling rigs, well servicing rigs and oilfield rental equipment decreased from 2018, which negatively impacted Western’s financial results in Canada.

Given the industry environment for oilfield services in Canada, Western continued its strategy of deploying underutilized existing assets from Canada into more active resource plays in the United States. In January 2019, Western transferred a Duvernay class drilling rig from Canada to the Permian Basin in the United States, increasing the United States drilling rig fleet to eight including six in the Williston Basin and two in Texas. As a result of a larger and more geographically diversified drilling rig fleet in 2019, Western was able to increase its US operating days over 2018. Additionally, in 2019, Western established well servicing operations in the United States relocating three well servicing rigs from Canada to the Bakersfield area of California. However, as a result of increased focus on investor returns and debt reduction, industry activity slowed in the United States in 2019, particularly in the fourth quarter.

As a result of continued market uncertainty and the related outlook for current and future oilfield services activity and pricing, the Corporation completed an impairment test for each of its cash generating units (“CGUs”) as at December 31, 2019. Based on the results of these tests, the Corporation recorded impairments in its contract drilling and oilfield rentals CGUs of $49.0 million and $5.0 million respectively.

2020

Crude oil prices in 2020 for both Canada and the US were impacted by the COVID-19 pandemic. Crude oil prices reached historical lows during 2020, which significantly impacted the demand for Western’s services. However, natural gas prices in Canada strengthened in 2020, as the 30-day spot AECO price improved by 24% for the year ended December 31, 2020 as there was less associated gas produced due to the reduction of drilling activity in the United States. In the United States, industry activity decreased in 2020. As reported by Baker Hughes Company, the number of active drilling rigs in the United States decreased by approximately 56% to 351 rigs at year end 2020, as compared to the prior year. 2020 saw unprecedented low demand resulting from the COVID-19 pandemic that had significant impacts on industry activity in both the US and in Canada. Prior to the COVID-19 pandemic, there were also continued industry concerns over market access, increased regulation, and the prevailing customer preference to return cash to shareholders, or pay down debt, rather than grow production in both Canada and the US.

In response to the decrease in demand, Western reduced its salaried workforce by fifty percent, lowered cash compensation for its remaining employees and reduced capital expenditures.

On January 6, 2020, the Corporation announced that it was initiating a normal course issuer bid. The Bid was accepted by the TSX. Pursuant to the Bid, Western could purchase for cancellation up to 5,200,000 Common Shares, subject to the rules of the TSX. The Bid commenced on January 14, 2020 and terminated on January 13, 2021. The Corporation purchased for cancellation 1,584,000 Common Shares of the Corporation for a total cost of approximately $0.5 million during the duration of the Bid.

As a result of continued market uncertainty, low commodity prices, unprecedented demand destruction due to the COVID-19 pandemic and the related outlook for current and future oilfield services activity and pricing, the Corporation recognized impairments of $9.5 million and $2.0 million respectively, in the Corporation’s contract drilling and oilfield rentals CGUs in the first quarter of 2020.

On October 17, 2020 the Warrants expired.

On December 31, 2020, Western announced that its senior lenders had approved an extension of the maturity of Western’s Credit Facilities from December 17, 2021 to July 1, 2022. The total commitments under the Credit Facilities remained unchanged at $60 million. Western and its lenders agreed to make additional changes to the Credit Facilities, including covenant relief for the third and fourth quarters of 2021 whereby: (i) the consolidated senior debt to consolidated EBITDA covenant was waived; (ii) a minimum liquidity of $5 million was required; (iii) the maximum consolidated debt to consolidated capitalization covenant was increased to 0.65x from 0.60x; and (iv) a maximum consolidated senior debt to consolidated capitalization ratio of 0.10x was added. Annual capital expenditures for 2021 could not exceed $10 million. Western was in compliance with all of its covenants under the Credit Facilities prior to these amendments and was in compliance with all covenants under the Credit Facilities as amended.

Western also announced on December 31, 2020 that, in conjunction with the amended Credit Facilities, it had entered into an agreement with HSBC for a $12.5 million six-year committed term non-revolving facility with the participation of BDC (the “HSBC Facility”) under BDC’s Business Credit Availability Program. The HSBC Facility bears interest at a floating rate and matures on December 31, 2026. The HSBC Facility was fully funded on December 31, 2020. Western used the proceeds to fund its January 2021 interest and principal payments under its Second Lien Facility with AIMCo and the remaining funds were used for future interest and principal payments to AIMCo.

2021

The COVID 19 pandemic persisted throughout 2021 with successive waves resulting in a continued heightened level of uncertainty and varying levels of government mandated restrictions and lockdowns. As government restrictions gradually eased, global demand for petroleum liquids recovered to near pre-pandemic levels by the fourth quarter of 2021. While demand recovered, production growth was slower, as OPEC+ adopted a measured approach and producers remained cautious. The resulting imbalance drove crude oil prices substantially higher in 2021. Natural gas prices also strengthened due to higher LNG demand, increased natural gas-fired power generation and lower US drilling for oil resulting in less associated gas production. Despite the increase in demand and prices for petroleum products, the recovery in demand for oilfield services has lagged as producers remain cautious in their capital spending, directing higher portions of free cash flow to debt reduction, increased dividends and share buybacks and less to production growth.

In Canada, the CAOEC reported 2021 industry drilling days of 43,842 which is 47% above 2020 and 3% below 2019 which was constrained by government production curtailments and a shortage of pipeline capacity. The pipeline constraints were resolved in the fourth quarter of 2021 as Enbridge’s line three pipeline expansion was completed and came online adding 370,000 bbls per day of egress capacity. The Federal Government’s funding to help clean up orphaned and abandoned wells and an increase in production work helped to drive an increase in industry well servicing activity to pre-pandemic levels. In Canada, Western’s contract drilling division worked 3,051 operating days, a 51% increase over 2020, and the well servicing division worked 67,323 service hours, a 26% increase over 2020.

In the US, 2021 industry drilling activity only partially recovered from historic lows in 2020. As reported by Baker Hughes Company, the US rig count at December 31, 2021 was 586, a 67% increase over 2020. However, the annual average US rig count for 2021 of 478 was only 10% higher than 2020 and 49% below 2019 levels. In the US, Western’s contract drilling division worked 387 operating days compared to 201 in 2020. In the fourth quarter of 2021 Western ceased well serving operations in California and sold its three service rigs.

Capital expenditure for 2021 was $6.9 million, comprising expansion capital of $1.1 million and maintenance capital of $5.8 million.

On December 30, 2021, Western announced that AIMCo agreed to extend the due date for the payment of interest under the Second Lien Facility from January 4, 2022 to February 28, 2022 and that Western is in discussions with its lenders with respect to potential transactions to provide long term financial stability through the current challenging oilfield services environment. The payment extension provides Western with additional flexibility while it explores these potential opportunities.

2022 Year to Date

On February 28, 2022, Western announced that AIMCo agreed to provide Western with a further extension of the due date for the payment of interest under the Second lien Facility to March 21, 2022 and that Western is continuing the above noted discussions with its lenders.

On March 22, 2022, Western announced that it had entered into agreements to restructure a portion of its outstanding debt and raise new capital (the "Debt Restructuring Transactions"). Pursuant to the Debt Restructuring Transactions, Western entered into a debt restructuring agreement (the "Debt Restructuring Agreement") with AIMCo, the lender under its Second Lien Facility. Under the Debt Restructuring Agreement, subject to the completion of the other components of the Debt Restructuring Transactions and the satisfaction of certain other conditions, the Corporation will complete the Debt Conversion, subject to reduction in the event the offering price in the Rights Offering is less than $0.016 per share. On completion of the Debt Conversion, the Second Lien Facility will be amended to, among other things, extend its maturity date from January 31, 2023 to the fourth anniversary of the closing date of the Debt Conversion.

As a condition to the completion of the Debt Conversion, the Corporation will conduct the Rights Offering. The subscription price for each right will be $0.016 per share or a lower amount determined based on the market price of the Common Shares at the commencement of the Rights Offering. G2S2 Capital Inc. ("G2S2"), G2S2's subsidiary Armco Alberta Inc. ("Armco"), Ronald P. Mathison and Matco Investments Ltd. ("Matco"), currently the Corporation's largest shareholders, have entered into a standby purchase agreement with the Corporation wherein they have agreed to exercise in full their basic subscription privilege in the Rights Offering and, in the case of each of Armco and Matco, subscribe for any shares not subscribed for by other shareholders under the Rights Offering. The proceeds of the Rights Offering will be applied to reduce the principal amount outstanding under the Second Lien Facility by $10 million, with the remaining $21.5 million being applied to pay the current draw on the Corporation's senior secured credit facilities, fund maintenance and growth capital for the Corporation and for general corporate purposes.

It is also a condition to completion of the Debt Conversion that the Corporation and AIMCo will enter into a registration rights agreement (the "Registration Rights Agreement") pursuant to which AIMCo will be granted the right to cause the Corporation to file a prospectus to facilitate the sale of its Common Shares in a public offering, or to allow it to participate in a public offering of Common Shares by the Corporation, in each case subject to certain customary restrictions and limitations. The Registration Rights Agreement will terminate when AIMCo and its permitted transferees beneficially own, in the aggregate, less than 10% of the then outstanding Common Shares and further that the Corporation, G2S2, Armco, Ronald P. Mathison, Matco and AIMCo will enter into an investor rights agreement (the "Investor Rights Agreement") pursuant to which AIMCo will be granted the right to appoint two nominees for election as directors of the Corporation for so long as AIMCo's shareholding percentage of the Corporation's Common Shares is 30% or greater. In connection with the Debt Restructuring Transactions, Western has entered into a commitment letter with two of the lenders under its senior secured credit agreement to make certain amendments to its senior credit facilities. Upon completion of the Debt Restructuring Transactions, the principal amount of the Second Lien Facility is expected to be approximately $108.5 million and AIMCo is expected to hold approximately 49.7% of the outstanding Common Shares.

Completion of the Debt Restructuring Transactions is subject to various conditions, including completion of definitive amendments to the Second Lien Facility agreement and the senior secured credit facility substantially on the terms specified in the Debt Restructuring Agreement, approval of the Debt Restructuring Transactions by the Toronto Stock Exchange and completion of the Rights Offering. Details of the Debt Restructuring Transactions and proposed amendments to Western's senior credit facilities are contained in the press release issued on March 22, 2022 and filed under Western's SEDAR profile on www.sedar.com.

DESCRIPTION OF THE CORPORATION’S BUSINESS AND OPERATIONS

General

Western is an oilfield service company, with its corporate head office located in Calgary, Alberta. Western’s contract drilling segment provides contract drilling services in Canada through Horizon Drilling from operations bases in Leduc, Alberta and Estevan, Saskatchewan, and in the United States through Stoneham Drilling, from operations bases in Williston, North Dakota and Midland, Texas. The Corporation’s production services segment provides well servicing in Canada through Eagle Well Servicing with operating bases in Blackfalds, Grande Prairie and Slave Lake, Alberta, Lloydminster and Estevan, Saskatchewan, and Virden, Manitoba, and oilfield rental equipment services through Aero Rental Services which operates out of facilities in Blackfalds and Grande Prairie, Alberta.

The market demand for oilfield services is subject to the capital expenditure budgets of E&P companies. Such capital expenditures are influenced by the ability of E&P companies to fund their capital expenditures with cash flow and their access to debt or equity financing for such expenditures. Market fluctuations, commodity prices, the supply of and demand for crude oil and natural gas, the proximity and capacity of crude oil and natural gas pipelines and processing equipment and government regulations (including regulations relating to prices, taxes, foreign exchange, royalties, land tenure, allowable production, the import and export of crude oil and natural gas, and environmental protection) also factor into the number of crude oil and natural gas wells drilled and other services required by E&P companies and, consequently, the demand for Western’s oilfield services. Western’s management has significant experience in the oilfield service industry, enabling senior leadership to provide the direction necessary to position the Corporation for success.

Western owns 57 drilling rigs (49 in Canada and eight in the United States). Western is currently the fourth largest drilling contractor in Canada based on the number of rigs registered with the CAOEC. Subsequent to December 31, 2021, the Corporation deregistered 12 drilling rigs with the CAOEC, all of which can be reactivated at any time. The Corporation’s drilling rig fleet is specifically suited for the current market which has moved towards drilling wells of increased complexity and all of Western’s rigs are capable of drilling horizontal wells. In total, 56% of Western’s owned drilling rig fleet are Montney and Duvernay class rigs and the remaining 44% are Cardium class rigs. Western’s fleet of drilling rigs is one of the newest in Canada, and Western’s commitment to training employees and developing technology has resulted in Western establishing a strong foothold within Canada.

Western owns and operates 63 service rigs in Canada, including 30 singles, 25 doubles and 8 slant service rigs. The three service rigs that previously operated in the United States under Western Oilfield Services were sold in the fourth quarter of 2021. Western is the third largest well servicing contractor in Canada, based on the number of rigs registered with the CAOEC.

Aero Rental Services, Western’s oilfield equipment rental division, supplies E&P companies, as well as other oilfield service companies, with oilfield rental equipment for pressure control, hydraulic fracturing services, well completions and production work, coil tubing, and drilling services.

Western’s revenue by segment for 2021 and 2020 is outlined below:

(Stated in Thousands)	Year Ended December 31, 2021	Year Ended December 31, 2020
Contract Drilling	$76,778	$61,992
Production Services	$55,522	$42,066

Contract Drilling Services

Horizon Drilling provides contract drilling services in the WCSB, while Stoneham Drilling provides contract drilling services in the Williston, Permian and Powder River Basins in the United States.

Services and Contracts

Contract drilling services are performed using drilling rigs and auxiliary equipment pursuant to contracts with E&P companies. Other applications for contract drilling services outside of conventional oil and natural gas include geothermal and helium wells as well as potash and uranium mining. Customers provide instructions to Western regarding drilling locations and the desired depth of the well to be drilled. If the well is productive and can be economically produced, the drilling rig will set the production casing or liner to complete the well. The drilling rig may also complete the well or install a wellhead for completion at a later date.

Drilling contracts are awarded through competitive bidding or on a negotiated basis. In periods of low activity, more contracts are offered on a competitive bid basis. During periods of high activity, contracts are often awarded on a negotiated basis. Terms and rates will vary depending on competitive conditions, equipment and services to be supplied, the geographical area, the geological formation to be drilled, the on-site drilling conditions and the anticipated duration of the work. The drilling rig contractor provides the drilling rig and crew and is also responsible for the payment of rig operating and maintenance expenses. Surface lease construction, negotiating access with landowners, rig mobilization expenses as well as third party fuel and rentals are generally arranged and paid for by the E&P company.

Contract drilling services are performed primarily pursuant to industry standard drilling contracts endorsed by both the CAOEC and CAPP in Canada and the IADC in the United States. The contract can be for a specific well or number of wells or for a specific time period. Generally, contracts are carried out on a daywork basis. Pursuant to daywork contracts, the customer pays a fixed charge per day for the number of days needed to drill a well. Daywork contracts also provide for an hourly rate, day rate, or a lump sum amount, for mobilization of the rig to the well location and for rig-up and rig-down. Daywork contracts typically provide that the drilling company bears very limited downhole risks such as time delays for various reasons, a well control situation or a stuck or damaged drill string.

Equipment

Western owns and operates 57 drilling rigs. Forty-nine of these are in Canada, of which 37 are registered with the CAOEC, making Western the fourth largest drilling contractor in Canada based on the number of registered drilling rigs. Eight drilling rigs are in the United States. Western's rigs are classified into categories as follows:

Rig Class	Marketed	Owned
Cardium	13	25
Montney	19	19
Duvernay	13	13
	45	57

Drilling in North America has become longer and more technically challenging as E&P companies “unlock” existing reserves in basins that were historically prohibitively expensive to develop. Management believes Western’s Canadian rig fleet is, on average, one of the most capable drilling rig fleets operating in the WCSB, based on the length of wells drilled.

Horizon Drilling operates one of the newest drilling fleets in the WCSB, thus enabling the Corporation to provide customers with reliability, mobility and technical capacity. All of these qualities and characteristics are increasingly important to E&P companies seeking to optimize returns in more technically complex reservoirs.

In addition, Western maintains a complete inventory of rotational equipment in Canada and the United States which is designed to ensure continuous operational efficiencies.

Production Services

Well Servicing

Eagle Well Servicing provides well servicing in the WCSB.

Services and Contracts

Service rigs are used for completion services, production work-overs and abandonment services as well as various maintenance activities on producing shallow to deep crude oil and natural gas wells. Completion services prepare a newly drilled well for production and may include well clean-out, or the installation of production tubing or downhole well equipment. The length of the completion process varies depending on the requirements of the well. Production workover services include major repairs or modifications to existing wells. Workovers are performed to restore and enhance production of an existing producing well or plugging or abandoning a well. Well maintenance services are also required to ensure continuous and efficient production of a producing well. These services include routine mechanical repairs or replacing damaged production tubing, downhole pumps and rods (continuous or jointed) and typically are shorter jobs, sometimes taking less than two days to complete.

In addition to the benefits received from Western’s modern rig fleet, the industry trend towards crude oil related exploration and development activity continues to provide benefit as service rigs are typically utilized more for crude oil wells than natural gas wells.

Service rigs are generally charged to customers on an hourly rate basis that fluctuates depending upon the geographic area, the time of year and level of industry activity, and are subject to pronounced seasonal and cyclical variances. In Canada, the highest rate of activity in the industry is typically during the winter season, from November through mid-March.

Equipment and Operating Bases

Western’s service rig fleet consists of a total of 63 service rigs in Canada. Eagle is the third largest well servicing contractor in Canada, based on the number of rigs registered with the CAOEC.

Service rigs typically operate within a fairly close proximity to their home base, and therefore the competition is localized in nature and effectively limited to other service rigs based nearby.

Eagle provides services across the WCSB from Alberta bases in Blackfalds, Grande Prairie and Slave Lake and Saskatchewan bases in Lloydminster and Estevan. Eagle also is a joint venture partner with the O’Chiese First Nation. The O’Chiese / Eagle J.V. owns and operates two well servicing rigs in Central Alberta. Eagle and the O’Chiese First Nation jointly market the rigs, and the rigs are operated and managed by Eagle personnel and O’Chiese First Nation members.

Oilfield Rental Equipment Services

Aero Rental Services operates from equipment rental facilities in Blackfalds and Grande Prairie, Alberta. Aero’s rental equipment consists of surface pressure control rental assets, including conventional and coil tubing BOPs, accumulators, drilling and production manifolds, debris catchers, frac heads, spooling equipment, valves and various other pressure control and handling equipment used at well sites. Aero also offers conventional rental equipment including power swivels, catwalks, drill collars, pipe racks, tubulars and matting.

Oilfield rental equipment is generally provided to customers on a daily fee basis or under term contracts, depending upon the time of year and level of industry activity. The oilfield rental business is subject to the same pronounced seasonal and cyclical variances as the rest of the crude oil and natural gas industry.

Aero has followed a controlled organic growth model, allowing it to evolve and adapt its rental equipment mix to the changing needs of its customers. The current mix of Aero’s rental assets is ideally suited for well completions in shale and tight natural gas resource plays of the WCSB. Development of these resource plays requires intensive well fracturing services at high pressure which require the various types of equipment provided by Aero. The capital cost of rental equipment can vary greatly depending on the types of assets being purchased. In addition, lead times for procuring rental equipment can be significant, potentially creating difficulty for new entrants into this market.

In recent years, Aero has seen an increased demand for equipment packages for SAGD-related work. These SAGD operations require larger and lower pressure BOPs and larger accumulators to manage the increased volumes generated by these BOPs. Well servicing rig companies that are contracted to perform production and completion services on SAGD wells are often required to rent the larger BOPs that are not part of the typical well servicing rig package. In addition, as public awareness of heavy oil and SAGD operations increases, operators are under greater scrutiny to ensure their operations are performing at the highest possible level of safety and environmental standards. Aero is therefore seeing increased demand for equipment which provides safer working conditions.

Aero competes against large multi-national rental companies and a number of smaller companies operating in various regions of the WCSB, each of which offers a different range of rental equipment.

Competitive Conditions

The Corporation, through its operating divisions and subsidiaries, provides oilfield services primarily to the field operation locations of E&P companies located in the WCSB, and in the Williston, Permian, and Powder River Basins in the United States. The oilfield services business is highly competitive and in order to be successful, the Corporation and its subsidiaries must provide services that meet the specific needs of its customers at competitive prices. The principal competitive factors in the markets in which the Corporation operates are: (i) service quality and availability; (ii) reliability and performance of equipment used to perform its services; (iii) technical knowledge and experience; (iv) a reputation for safety performance; and (v) price. The Corporation competes with several smaller and larger regional competitors. Competitors offer similar services in all geographic regions in which the Corporation operates.

Reduced levels of activity in the crude oil and natural gas industry can intensify competition and result in lower revenue to Western. Variations in the exploration and development budgets of E&P companies which are directly affected by, among other things, fluctuations in commodity prices, the cyclical nature and competitiveness of the crude oil and natural gas industry, governmental regulation and foreign exchange rates will have an effect upon Western’s ability to generate revenue and earnings. See “Risk Factors – Cyclical Nature of the Oilfield Services Industry” and “Risk Factors – Competition”.

Drilling and completion activity levels in the WCSB have declined since late 2014 as a result of reduced commodity prices, the COVID-19 pandemic and pipeline capacity issues. Such reduced activity levels by E&P companies have directly resulted in the demand for the Corporation’s services (and those of its competitors) decreasing which, in turn, has increased the competition among the Corporation and its competitors. The decrease in demand and increase in competition have resulted in reduced utilization and pricing for the Corporation’s services. The reduced demand, utilization and day rates have all contributed to the Corporation’s revenues decreasing significantly since the peak of 2014. While demand and utilization began to recover in 2017 and 2018, continued low commodity prices, lack of pipeline egress and mandatory production curtailments implemented by the Government of Alberta further suppressed demand, utilization and pricing in 2019. As a result of the COVID-19 pandemic activity levels were driven to historic lows in 2020. In 2021 demand increased following higher commodity prices, vaccine rollouts and the intermittent lifting of government restrictions, however remained constrained as E&P companies directed more cash flow to reducing debt, paying dividends and share buybacks. While activity is expected to continue to recover in 2022, it is not expected to return to 2014 levels for the foreseeable future.

Cyclical and Seasonal Nature of the Industry

The level of activity in the crude oil and natural gas industry in Canada is influenced by seasonal weather patterns, which are more pronounced in northern drilling locations. However, the annual drilling cycle affects the entire energy industry in Canada and can generally be viewed in four components:

•	Spring break-up — typically occurs between mid-March and mid-June. The northern drilling locations thaw and southern lands become impractical for travel due to wet road and surface conditions resulting in road bans. Drilling and other oilfield activity is generally low during these periods with E&P companies planning for the summer drilling season.

•	Summer and fall drilling season — typically occurs between mid-June and mid-October, generally focused on areas that are accessible in the summer (i.e. not situated in areas covered with muskeg); summer drilling activity is generally not as strong as in the winter drilling season.

•	Switch-over to winter drilling season — typically occurs between mid-October and mid-November and is characterized by lighter drilling activity when many E&P companies are moving off summer drilling locations and preparing winter drilling leases for delivery of equipment.

•	Winter drilling season — typically occurs between mid-November through mid-March and is the period when a large part of rig activity takes place and E&P companies take advantage of the frozen landscape to access northern drilling locations.

The volatility in the weather and temperature can create unpredictable activity and utilization rates, which can have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows. Seasonal factors and unexpected weather patterns may lead to declines in the activity levels of E&P companies and corresponding declines in the demand for the goods and services of the Corporation. See “Risk Factors – Seasonality”. However, in the contract drilling industry, more and more customers are utilizing pad drilling techniques and programs to allow for longer or even year-round drilling. The Corporation currently has four pad rigs in Canada and three pad rigs in the United States.

Environmental Considerations

The crude oil and natural gas industry is regulated by a number of federal, state, provincial and municipal governmental bodies and agencies under a variety of complex federal, state, provincial and municipal legislation that sets forth numerous prohibitions and requirements, with respect to planning and approval processes related to land use, sustainable resource management, waste management, responsibility for the release of hazardous materials, protection of wildlife and the environment and the health and safety of workers. Legislation provides for restrictions and prohibitions on the transport of dangerous goods and the release or emission of various substances, including substances used and produced in association with certain crude oil and natural gas industry operations. Legislation addresses drilling, well completion, installation of surface equipment, air monitoring, surface and ground water monitoring in connection with these activities, waste management and access to remote or environmentally sensitive areas.

Western and its customers are subject to the above-noted regulatory regime, and as a consequence, are subject to various environmental and health and safety statutes and regulations governing the manufacturing, processing, importation, transportation, handling and disposal of substances used in its operations. Government authorities have the power to enact legislation, adopt regulations, make orders and take other actions (including enforcement action) to protect the environment and ensure safety. Such actions could include licensing, equipment and personnel certification, environmental assessments and monitoring, remediation and reclamation orders and environmental and worker safety inspections, investigations and orders.

The Corporation is proactive in its approach to environmental concerns. Generally, industry acceptable contracts in Canada and the United States for both drilling and well servicing provide a clear division of responsibilities relating to the foregoing between oilfield service companies and the customer. Procedures, which are overseen by the CEO and the Vice President, Health, Safety and Environment are in place to ensure that care is taken in the day-to-day management of the Corporation’s oilfield services operations. These procedures include third party environmental assessments and continual training, as well as communication with all field leaders regarding spills and chemical handlings.

In May 2021 the Corporation adopted its Environmental, Social and Governance Standard policy which is published on the Corporation’s website.

Employees

As at December 31, 2021, the Corporation had, together with its subsidiaries, 566 employees.

Risk Factors

The following is a summary of certain risk factors relating to the business of the Corporation. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this document, along with Western’s other continuous disclosure documents filed in accordance with NI 51-102 with the Canadian securities regulatory authorities. Shareholders and potential shareholders should consider carefully the information contained herein and, in particular, the following risk factors.

Continued Impact of COVID-19

Western’s business, financial condition and results of operations have been and may continue to be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which the Corporation has operations, customers or employees, including the ongoing COVID-19 pandemic and continued uncertainty with respect to the extent and duration of the pandemic. The ongoing pandemic may continue to impact the Corporation's operations and the full extent of the impact is currently unknown, as it will depend on future developments which are highly uncertain and cannot be predicted with any degree of certainty, including: the duration, severity and geographic spread of the COVID-19 virus and global variants and mutations thereof, including in respect of any resurgence of the virus and the spread of any new variant thereof in certain geographic areas, including certain areas in which the Corporation operates; further actions that may be taken by governmental authorities, including in respect of travel restrictions and business disruptions; the effectiveness and timing of actions taken to contain and treat the COVID-19 virus and variants and mutations thereof, including the vaccines developed in response thereto; and how quickly and to what extent normal economic and operating conditions can resume as such restrictions are removed.

Dependence on the Price of Crude Oil and Natural Gas and Oilfield Services Industry Conditions

Western sells its services to E&P companies. Macroeconomic and geopolitical factors associated with crude oil and natural gas supply and demand are primary drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for Western’s services are high, while the opposite is true when commodity prices are low. The markets for crude oil and natural gas are separate and distinct. Crude oil is a global commodity with a vast distribution network, although transportation constraints can cause pricing differentials at certain locations, including in western Canada, to contract or widen compared to industry benchmarks. As natural gas is most economically transported in its gaseous state via pipeline, currently its North American market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. However, recent developments in the transportation of liquefied natural gas in ocean going tanker ships have introduced an element of globalization to the natural gas market. Crude oil and natural gas prices can be very volatile, which accounts for much of the cyclical nature of the oilfield services business. Commodity prices at any given time may not be supportive of crude oil and natural gas development and exploration spending. Further price movements may impact E&P companies’ willingness to commit to capital spending, which in turn may have a significant adverse effect on the Corporation’s business and financial results.

Worldwide military, political and economic events, including initiatives by OPEC and other major petroleum producing and/or exporting countries, for instance, affect both the demand for, and the supply of, crude oil and natural gas and its pricing. Weather conditions, governmental regulation (in Canada, the United States and elsewhere), royalty regimes, levels of consumer demand, the availability of pipeline capacity, United States and Canadian crude oil and natural gas storage levels, crude oil and gas environmental laws, policies and activism and other factors beyond Western’s control also affect the supply of and demand for crude oil and natural gas and thus lead to price volatility.

Prolonged low crude oil and natural gas prices (as was the case from late 2014 to early 2021) will generally depress the level of exploration and production activity by E&P companies, which causes a corresponding decline in the demand for drilling and completion services. These factors could have an adverse effect (which could be material) on the Corporation’s business and financial results. Sustained lower crude oil and natural gas prices could also cause Western’s customers to seek to terminate, renegotiate or fail to honour its drilling contracts which could also have a material adverse effect on the Corporation’s business and financial results. All of these factors could affect Western’s ability to retain skilled field personnel and its ability to obtain access to capital to finance and grow its businesses. Any adverse changes to government incentives with regards to royalties could also have a significant impact on the oilfield services industry in Canada or the United States and, as a result, Western’s business and financial results. The level of activity in the Canadian and United States crude oil and natural gas exploration and production industry is volatile. The level of demand for Canadian crude oil and natural gas from the United States, Canada’s largest crude oil and gas customer, is also volatile due to increases in domestic United States production and the uncertainty of the United States government’s approval of Canadian pipeline projects. There can be no assurance that the future level of demand for Western’s services or future conditions in the crude oil and natural gas and oilfield services industries will not decline.

Western’s accounts receivable are with customers involved in the crude oil and natural gas industry, whose revenues are impacted by fluctuations in commodity prices. The collection of receivables may be adversely affected by any prolonged weakness in crude oil and natural gas prices.

Competition

The contract drilling, well servicing and oilfield rental equipment business is highly competitive and the Corporation competes with a substantial number of companies in each of its business lines. The Corporation’s ability to generate revenue and earnings depends primarily upon its ability to win bids in competitive bidding processes and to perform awarded projects within estimated times and costs. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing of products and services that compete with those of the Corporation or that new competitors will not enter the various markets in which the Corporation is active. Reduced levels of activity in the crude oil and natural gas industry can intensify competition and result in lower revenue to the Corporation.

The proportion of newly built or upgraded high specification drilling rigs and new well servicing rigs competing for work in the market areas Western serves has increased. Such increases in the availability of these rigs could have a material adverse effect on Western’s market share.

Drilling and completion activity in the WCSB has declined from 2014 levels as a result of the reduction in commodity prices due to industry factors as well as the ongoing COVID-19 pandemic. Such reduced activity levels by E&P companies have directly resulted in the demand for the Corporation’s services (and those of its competitors) decreasing which, in turn, has increased competition among the Corporation and its competitors. The decrease in demand and increase in competition have resulted in reduced utilization and day rates for the Corporation’s services.

Reliance on Key Personnel and Experienced Crews

The success of the Corporation is dependent upon its key personnel. The Corporation may, at times, not be able to find enough skilled labour to meet its needs, which could limit its growth. The Corporation may also have difficulty finding enough skilled and unskilled labourers in the future if demand for its services increases. Shortages of qualified personnel have occurred in the past during periods of high, or increasing, demand and there is no guarantee that such shortages will not occur in the future. In addition, periods of increased demand have typically led to wage rate increases which may or may not be reflected by service rate increases, while in periods of decreased demand, wages may or may not be reduced to offset a potential reduction in service rates.

Other factors may also inhibit the Corporation’s ability to find enough workers to meet its employment needs. The work currently performed by the Corporation’s field employees requires skilled workers who can perform physically demanding work. As a result of volatility in oilfield services activity and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with the Corporation’s. The Corporation believes that its success is dependent upon its ability to continue to employ and retain skilled technical personnel and qualified rig personnel. The Corporation’s inability to employ or retain skilled technical personnel and qualified rig personnel generally could have a material adverse effect on its operations.

The Corporation’s ability to provide reliable services is dependent upon the availability of well-trained, experienced crews to operate its field equipment. The Corporation must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that fluctuate with activity levels. Within the Corporation the most experienced employees are retained during periods of low utilization by having them fill lower-level positions on field crews. It is not uncommon for the Corporation’s businesses to experience manpower shortages in peak operating periods.

Leverage and Restrictive Covenants

The ability of Western to make payments, dividends, or enter into certain transactions will be subject to applicable laws and contractual restrictions in the instruments governing its indebtedness, including the Credit Facilities, the HSBC Facility and the Second Lien Facility.

The degree to which Western is leveraged could have important consequences for investors including: (i) Western’s ability to obtain additional financing for working capital, capital expenditures or future acquisitions; (ii) all or part of Western’s cash flow from operations may be dedicated to the payment of the principal of and interest on Western’s indebtedness, thereby reducing or eliminating funds available for future operations and dividends; (iii) certain of Western’s borrowings may be at variable rates of interest, which exposes Western to the risk of increased interest rates; and (iv) Western may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors could have a material adverse effect on Western’s business and financial results.

The Credit Facilities, the HSBC Facility and the Second Lien Facility contain numerous covenants that limit the discretion of management with respect to certain business matters. These covenants will place restrictions on, among other things, the ability of Western to create liens or other encumbrances; to pay dividends or make other distributions, or make certain other investments, loans and guarantees; to sell or otherwise dispose of assets or repurchase stock, merge, amalgamate or consolidate with another entity. In addition, the Credit Facilities contain a number of financial covenants that require Western to meet certain financial ratios and financial condition tests. Western’s ability to meet such tests could be affected by events beyond its control, and it may not be able to meet such financial ratios and/or tests.

A failure to comply with the obligations in the Credit Facilities, including financial ratios and financial condition tests, could result in a default which, if not cured or waived, would permit acceleration of the repayment of the relevant indebtedness as the lenders could elect to declare all amounts outstanding under the Credit Facilities to be immediately due and payable and terminate all commitments to extend further credit. If the lenders were to accelerate the repayment of borrowings, Western may not have sufficient assets to repay balances owing on the Credit Facilities, the HSBC Facility and the Second Lien Facility, as the acceleration of Western’s indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If Western’s indebtedness is accelerated and the Corporation was not able to repay its indebtedness or borrow sufficient funds to refinance it, the lenders under the Credit Facilities could proceed to realize upon the collateral granted to them to secure that indebtedness which could have a material adverse effect on Western’s business and financial results. Even if Western is able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to Western and/or may impose financial restrictions and other covenants on it that may be more restrictive than the Credit Facilities, the HSBC Facility or Second Lien Facility.

Notwithstanding an event of default, there is also no assurance that Western will be able to refinance any or all of the Credit Facilities, the HSBC Facility and Second Lien Facility at their maturity dates on acceptable terms, or on any basis.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial and other obligations as they become due or can do so only at excessive cost. The Corporation believes it can finance any future operations through one of or a combination of internally generated cash flows, borrowing under existing credit facilities, the issuance of debt or the issuance of equity, according to its capital management objectives and can manage its debt obligations under the proposed Debt Restructuring Transactions. However, there is no guarantee that the Corporation will be able to achieve any of the foregoing if depressed industry market or economic conditions continue or worsen. To the extent external sources of capital become unavailable or available on onerous terms or otherwise limited, Western’s assets, liabilities, business, financial condition, and results of operations may be materially and adversely affected as a result.

Cyclical Nature of the Oilfield Services Industry

The contract drilling, well servicing and oilfield rental equipment industries have historically been cyclical and each have experienced periods of low demand, excess supply, and lowering rates, followed by periods of high demand, short supply and increasing rates. Periods of excess supply of drilling rigs, well servicing rigs or oilfield rental equipment intensify the competition in the industry and often result in drilling rigs or oilfield equipment being idle. There are numerous contract drilling, well servicing and oilfield rental equipment competitors in each of the markets in which Western competes. In all of those markets, an oversupply of drilling rigs, well servicing rigs or oilfield rental equipment can cause greater price competition. Contract drilling, well servicing and oilfield rental equipment companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling, well servicing or oilfield rental equipment services is better in a region where Western operates, its competitors may respond by moving in suitable drilling rigs, well servicing rigs or oilfield rental equipment from other regions, by reactivating previously inactive rigs or purchasing new drilling rigs, well servicing rigs or oilfield rental equipment. An influx of drilling rigs, well servicing rigs or oilfield rental equipment into a market area from any source could intensify competition and make any improvement in demand for drilling rigs, well servicing rigs or oilfield rental equipment short-lived.

Capital Overbuild in the Contract Drilling and Well Servicing Industry

As a result of the long-life nature of contract drilling and well servicing equipment and the lag between when the decision to build a rig is made and when that rig is placed into service, the number of rigs in the industry does not always correlate to the level of demand for those rigs. Periods of high demand often spur increased capital expenditures on rigs, and those capital expenditures may result in equipment supply exceeding actual demand. The potential of a capital overbuild in the industry could cause Western’s competitors to lower their rates and could lead to a decrease in rates in the oilfield services industry generally, which could have a material adverse effect on Western’s business and financial results.

Fluctuations in the Price of Common Shares

Many factors including, but not limited to, our financial and operating results, can affect the volatility and price of the Common Shares. Some of these factors include the current local and global economic condition, governmental/regulatory actions or inactions, speculation made by media or the investment community, industry conditions, commodity prices, foreign exchange rates and political or other events unrelated to our operating performance may impact the price of the Common Shares. Investors should not place undue reliance on historical share price as an indicator of future share price or Western’s financial results, and should seek advice from a financial expert prior to investing.

Future Sales of Common Shares by the Corporation

The Corporation may issue additional Common Shares in the future, including in respect of the Rights Offering and pursuant to the Debt Restructuring Transactions, which may dilute a shareholder’s holdings in the Corporation or negatively affect the market price of the Common Shares. The Corporation’s articles permit the issuance of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. Such additional Common Shares and Preferred Shares may, in certain cases, be issued without the approval of shareholders and shareholders will have no pre-emptive rights in connection with such further issuances. The Board has the discretion to determine the provisions attached to any series of Preferred Shares and the price and the terms of issue of further issuances of Common Shares. Issuances of a substantial number of Common Shares or Preferred Shares, including under the Debt Restructuring Transactions, may adversely affect prevailing market prices for the Common Shares or Preferred Shares. As well, with any additional issuance of Common Shares or Preferred Shares, shareholders will experience dilution, compared to funding via debt. Also, additional Common Shares will be issued by the Corporation on the exercise of stock options under the Corporation’s stock option plan, vesting under the Corporation’s restricted share unit plan, or pursuant to other share compensation arrangements.

Global Economic Uncertainty

The overall uncertainty surrounding global economic conditions, including the COVID-19 pandemic has contributed significant volatility to commodity prices in North America which has adversely affected the crude oil and natural gas industry in North America. Global economic conditions that may affect the North American crude oil and natural gas industry include, among other things, demand for commodities, sovereign debt levels and political unrest. Such factors continue to impact commodity prices in North America and contribute to higher volatility in North American stock markets. Negative volatility of global economic conditions could have a material adverse effect on Western, its customers and its suppliers.

Seasonality

In Canada the level of activity in the oilfield services industry is influenced by seasonal weather patterns. The spring thaw makes the ground unstable and less capable of supporting heavy loads. Consequently, municipalities and transportation departments enforce road bans that restrict the movement of heavy equipment, thereby reducing drilling and well servicing activity levels. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting Western’s business and financial results.

There is greater demand for oilfield services provided by the Corporation in the winter season when freezing conditions permit the movement and operation of heavy equipment. Activities tend to increase in the fall and peak in the winter months of November through March. However, if an unseasonably warm winter prevents sufficient freezing, the Corporation may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. Volatility in the weather and temperature, including as a result of climate change, can therefore create unpredictability in activity and utilization rates, which could have a material adverse effect on the Corporation’s business and financial results.

Credit Risk

Credit risk in Western’s business arises primarily from credit exposure to customers and partners in the form of outstanding trade receivables. The maximum exposure to credit risk is equal to the carrying amount of the financial assets. In particular, Western may be exposed to credit-related losses in the event counterparties to contracts become insolvent, are subject to creditor protection laws, or otherwise fail to fulfill their present or future financial obligations to Western. While Western takes active steps to monitor and manage its credit risk, it is possible that credit exposure to counterparties (or any one of them), may result in Western suffering losses, in which case its operations and financial results may be adversely affected.

Based on the nature of its operations, the Corporation will always have a concentration of credit risk as nearly all of the Corporation’s trade receivables are with customers in the crude oil and natural gas industry and are subject to normal industry credit risks.

Risks of Interruption and Casualty Losses

Western’s operations are, or will be, subject to many hazards inherent in the oilfield service industry, including unusual or unexpected geological formations, pressures, blowouts, cratering, explosions, fires, loss of well control, damaged or lost drilling, well servicing and oilfield rental equipment, and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, pollution, damage to the property of others and damage to producing or potentially productive crude oil and natural gas formations through which Western drills or in which its well servicing rigs and oilfield rental equipment operate.

Generally, both drilling and well servicing contracts provide a clear division of the responsibilities between an oilfield services company and its customer, and Western seeks to obtain indemnification from its customers by contract for certain of these risks. Western also seeks protection through insurance. However, Western cannot guarantee that such insurance or indemnification agreements will adequately protect it against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses. In addition, insurance may not be available to cover any or all of these risks, or, even if available, may not be adequate or the Corporation may elect not to insure because of high premium costs or other reasons. Insurance premiums or other costs may rise significantly in the future, so as to make such insurance prohibitively expensive or uneconomic.

Agreements and Customers

The business operations of Western will depend, to a certain extent, on industry standard agreements, and in some cases, verbal agreements with its customer base, some of which are cancellable at any time by Western, or its customers, upon certain conditions being met. The key factors which will determine whether a client continues to use Western are (i) service quality and availability, (ii) reliability and performance of personnel and equipment used to perform its services, (iii) technical knowledge and experience, (iv) safety performance and (v) competitive pricing. There can be no assurance that Western’s relationship with its customers will continue, and a significant reduction or total loss of the business from a customer, if not offset by sales to new or existing customers, could have a material adverse effect on Western’s business, financial condition, results of operations and cash flows.

At times, a number of Western’s drilling rigs may be under long-term take-or-pay contracts which provide a base level of future revenue over the term of the contract. Western is subject to the risk that customers may not honour these types of agreements or any other agreements with or commitments to Western. In addition, Western is subject to counter-party credit risk which increases materially in a low commodity price environment. Breaches of agreements or commitments by Western’s customers, or failure or inability to pay by Western’s customers, could materially reduce the Corporation’s revenue and profitability and could have a material adverse effect on the results of its operations.

In addition, Western’s success depends on the ability of its customers to select and acquire suitable producing properties or undeveloped exploration prospects. The marketability of any crude oil and natural gas assets acquired or discovered by Western’s customers is affected by numerous factors beyond the control of such customers. These factors include market fluctuations, the price of crude oil and natural gas, the supply and demand for crude oil and natural gas, the proximity and capacity of crude oil and natural gas pipelines and processing equipment, crude oil and natural gas environment activism and government regulations, including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of crude oil and natural gas, and environmental protection. All of these factors which could affect the Corporation’s customers therefore could also negatively affect Western’s business and financial results.

The loss of one or more significant customers, or any significant decrease in services provided to such customers, prices paid or any other changes to the terms of services with customers, could have a material adverse effect on Western’s business and financial results.

Western’s Business is affected by Governmental Regulations and Policies

Certain activities conducted by Western are affected by factors that are beyond its control or influence. Western’s businesses and activities in Canada and its operations in the United States are directly affected by fluctuations in exploration, development and production activity carried on by its customers which, in turn, is dictated by numerous factors including global energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the crude oil and natural gas business in Canada and abroad. These factors could lead to a decline in the demand for the Corporation’s services, resulting in a material adverse effect on the Corporation’s business and financial results.

Further, the operations of Western are subject to a variety of federal, state, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment, the operation of equipment used in its operations and the transportation of materials and equipment it provides for its customers. Western believes that each of its subsidiaries and operating entities are currently in compliance with such laws and regulations. Western currently invests financial and managerial resources to ensure such compliance and will continue to do so in the future. However, such laws or regulations are subject to change and accordingly, Western cannot accurately predict the cost or impact of any change to such laws and regulations on Western’s business and financial results.

A number of changes to industry regulation and market access may be forthcoming from policies adopted by the United States government. The U.S. administration may have very different priorities, and measures adopted by state and local governments may offset supportive federal priorities. In addition, uncertainty regarding the implementation of specific policies, the potential for changes to the outlook for natural gas demand based on a muted pace of coal power generation retirements, the impact of trade disputes between the United States and other countries, including China, and the eventual impact of the new United States-Mexico-Canada Agreement create further uncertainty. New policies to be adopted by the government or changes to regulations and agreements currently in place may have a material adverse effect on the Corporation’s business and financial results.

Greenhouse Gas Emissions

The Corporation’s customers’ facilities and other operations and activities emit greenhouse gases (“GHGs”) and require them to comply with GHG emissions legislation in force in those provinces and states in which it operates or that may be enacted in provinces and states in which it operates. Any regulatory changes that impose additional environmental restrictions or requirements on Western or its customers, could increase the Corporation’s operating costs and potentially lead to lower demand for services and have an adverse effect on the Corporation's business operations and financial condition. Laws, regulations or treaties concerning climate change or GHGs, including incentives to conserve energy or use alternate sources of energy, can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on the Corporation's business operations and financial condition. Such laws, regulations or treaties are evolving and it is difficult to estimate with certainty the impact they will have on Western’s business. There is a growing public perception that burning fossil fuels and other production of GHGs contributes to climate change and other environmental effects.

In addition to actions taken by governments with respect to GHG emissions, some investors, including some large institutional investors, have adopted policies or otherwise made investment decisions that limit their exposure to fossil fuel-related industries or other industries that are perceived as being GHG-intensive. Continuing focus on climate change-related issues by investors could reduce the investment capital available to E&P companies, which could negatively affect the capital programs of these companies and, by extension, the funds available to pay energy service companies like Western. In addition, reduced investment in the energy industry generally could have a negative impact on demand for securities of energy services companies, including Western’s Common Shares.

Safety Performance

The safety performance of the Corporation and each of its operating divisions and subsidiaries is an important part of the Corporation’s business and the Corporation’s customer’s business. Western’s Health, Safety and Environment department develops, implements and monitors strategies to ensure all of the Corporation’s operations are meeting regulatory and internal safety policies and procedures. The Corporation’s safety performance is continuously monitored at all levels of the Corporation, starting with the Board of Directors.

A decline in the Corporation’s safety performance could negatively impact the Corporation’s ability to perform work for certain customers or potential customers, and therefore could have a material adverse effect on the Corporation’s business and financial results.

Foreign Operations

Some of the Corporation’s current operations and related assets are located in the United States. In addition, the Corporation’s growth plans may contemplate establishing operations in other foreign countries, including countries where the political and economic systems may be less stable than those in North America. Risks of foreign operations include, but are not limited to, changes of laws affecting foreign ownership, government participation, taxation, royalties, duties, rates of exchange, inflation, repatriation of earnings, social unrest or civil war, acts of terrorism, extortion or armed conflict and uncertain political and economic conditions resulting in unfavourable government actions such as unfavourable legislation or regulation. While the impact of these factors cannot be accurately predicted, if any of the risks materialize, it could have a material adverse effect on the Corporation’s business and financial results.

Dividends

On February 25, 2016, the Board suspended the declaration of dividends until further notice. The declaration and payment by the Corporation of dividends on Common Shares in the future, if any, will be subject to the discretion of the Board and may vary depending on a variety of factors and conditions. Future dividend payments by Western are not guaranteed as the funds available for the payment of dividends from time to time will be dependent upon, among other things, cash flow from operations generated by Western and its subsidiaries, financial requirements for Western’s operations and the execution of its growth strategy, fluctuations in working capital, the timing and amount of capital expenditures, debt service requirements and covenants, statutory liquidity requirements under the ABCA and other factors beyond the control of Western. Even if dividends are declared in the future, such dividends may subsequently be reduced, suspended or eliminated entirely depending on Western’s operations and the performance of Western’s assets and such other factors as the Board considers appropriate.

Tax Matters

In the ordinary course of business, Western may be subject to ongoing audits by tax authorities. While Western believes that its tax filing positions are appropriate and supportable, it is possible that tax matters, including the calculation and determination of revenue, expenditures, deductions, credits and other tax attributes, taxable income and taxes payable, may be reviewed and challenged by the tax authorities. In addition, the previous tax filing positions of businesses acquired by Western may be reviewed and challenged by tax authorities. If such challenge were to succeed, it could have a material adverse effect on Western’s tax position. Further, the interpretation of and changes in tax laws, whether by legislative or judicial action or decision, and the administrative policies and assessing practices of taxation authorities, could have a material adverse effect on Western’s tax position. As a consequence, Western is unable to predict with certainty the effect of the foregoing on Western’s taxes payable, effective tax rate and earnings.

Western regularly reviews the adequacy of its tax provisions and believes that it has adequately provided for those matters. Should the ultimate outcomes materially differ from these provisions, Western’s taxes payable, effective tax rate and earnings may be affected positively or negatively in the period in which the matters are resolved. Western intends to mitigate this risk through ensuring the staff performing the tax calculations are well trained and supervised and that tax filing positions are carefully scrutinized by management and external consultants, as appropriate.

There can be no assurance that income tax laws or the interpretation thereof in any of the jurisdictions in which Western operates will not be changed or interpreted or administered in a manner which adversely affects Western, its subsidiaries, and its shareholders. In addition, there is no assurance that the Canada Revenue Agency, the Internal Revenue Service or a provincial or foreign tax agency (collectively, the “Tax Agencies”) will agree with the manner in which Western or its subsidiaries calculate their income or taxable income for tax purposes or that any of the Tax Agencies will not change their administrative practices to the detriment of Western, its shareholders or both.

Vulnerability to Market Changes

Fixed costs, including costs associated with operations, leases, labour costs and depreciation will account for a significant portion of the Corporation’s costs and expenses. As a result, reduced productivity resulting from reduced demand, equipment failure, weather or other factors could have a material adverse effect on the Corporation’s business and financial results.

Potential Replacement or Reduced Use of Products and Services

Certain of the Corporation’s equipment may become obsolete or experience a decrease in demand through the introduction of competing products that are lower in cost, exhibit enhanced performance characteristics or are determined by the market to be preferable for environmental or other reasons. Regulatory changes or customer preferences which favor lower-emissions technology could make the Corporation’s existing equipment less attractive or effective or require the Corporation to invest significant capital to upgrade its technology. The Corporation will need to keep current with the changing market for oilfield services and technological and regulatory changes. If it fails to do so, it could have a material adverse effect on the Corporation’s business and financial results.

New Technology Could Place Western at a Disadvantage versus Competitors

Complex drilling and completions programs for the exploration, development and production of conventional and unconventional crude oil and natural gas reserves in North America demand high performance equipment. The abilities of oilfield service providers to meet these demands will depend on continuous improvement of existing rig technology such as drive systems, control systems, automation, mud systems and top drives to improve drilling efficiency. Western’s ability to deliver equipment and services that are more efficient is critical to continued success. There is no assurance that competitors will not achieve technological improvements that are more advantageous, timely or cost effective than improvements developed by Western.

The ability of Western to meet customer demands in respect of performance and cost will depend upon continuous improvements in operating equipment and there can be no assurance that Western will be successful in its efforts in this regard or that it will have the resources available to meet this continuing demand. Failure by Western to do so could have a material adverse effect on Western’s business, financial condition, results of operations and cash flows. No assurances can be given that competitors will not achieve technological advantages over Western.

In the future Western may seek patents or other similar protections in respect of particular tools, equipment and technology, however, Western may not be successful in such efforts. Competitors may also develop similar tools, equipment and technology to those of Western thereby adversely affecting Western’s competitive advantage in one or more of its businesses. Additionally, there can be no assurance that certain tools, equipment or technology which may be developed by Western, may not be the subject of future patent infringement claims or other similar matters which could result in litigation, the requirement to pay licensing fees or other results that could have a material adverse effect on Western’s business and financial results.

Dependence on Suppliers

Failure of suppliers to deliver equipment in a timely and efficient manner could be detrimental to the Corporation’s ability to keep customers and to grow. In addition, certain equipment is manufactured specifically for the Corporation and the Corporation is dependent upon the continued availability of the manufacturer and the maintenance of the quality of manufacturing. No assurances can be given that the Corporation will be successful in maintaining its required supply of equipment.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, environmental protection regulation, increasing consumer demand for alternatives to crude oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and natural gas hydrocarbons. The Corporation cannot predict the impact of changing demand for crude oil and natural gas products, and any major changes could have a material adverse effect on the Corporation’s business and financial results.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of an acquired business may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. Western expects to continue to selectively seek strategic acquisitions. Western’s ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on Western’s resources and, to the extent necessary, Western’s ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose Western to additional risks, including: difficulties in integrating administrative, financial reporting, operational and information systems; managing newly-acquired operations and improving their operating efficiency; difficulties in maintaining uniform standards, controls, procedures and policies through all of Western’s operations; entry into markets in which Western has little or no direct experience; difficulties in retaining key employees of the acquired operations; and disruptions to Western’s ongoing business.

In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. Western may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize. Western’s failure to effectively address any of these issues could have a material adverse effect on Western’s business and financial results.

While Western’s acquisition process typically includes due diligence on the business or assets to be acquired, and the acquisition agreements typically include detailed representations and warranties respecting the business or assets being acquired, there can be no assurance that Western would not become subject to certain undisclosed liabilities in proceeding with such transactions. In addition, any representations and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor or for other reasons. Western has completed a number of acquisitions and there may exist liabilities that Western’s due diligence failed or was unable to discover prior to the consummation of these acquisitions. To the extent that prior owners of businesses failed to comply with or otherwise violated applicable laws, Western, as a successor-owner, may be financially responsible for these violations. The discovery of any material liabilities could have a material adverse effect on Western’s business and financial results.

The Corporation may make dispositions of businesses and assets in the ordinary course of business. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market, certain non-core assets of the Corporation, if disposed of, could result in the Corporation receiving less than their carrying amount.

Environmental Liability

The Corporation is subject to the operating risks inherent in the industry, including environmental damage. The Corporation has established programs to address compliance with current environmental standards and monitors its practices concerning the handling of environmentally hazardous materials. However, there can be no assurance that the Corporation’s procedures will prevent environmental damage occurring from spills of materials handled by the Corporation or that such damage has not already occurred. On occasion, substantial fines or liabilities to third parties may be incurred. The Corporation may have the benefit of insurance maintained by it or the E&P company operating the well, however, the Corporation may become liable for damages against which it cannot adequately insure or against which it may elect not to insure because of high costs or other reasons.

Variations in Foreign Exchange Rates and Interest Rates

World crude oil and natural gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time.

In recent years, the Canadian dollar has experienced levels which were below par to the United States dollar although the Canadian dollar may experience fluctuations from such levels. To the extent that Western engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which Western may contract.

The Corporation is exposed to interest rate risk on its Credit Facilities and the HSBC Facility. Floating-rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate with changes in market interest rates.

The Second Lien Facility has a fixed interest rate which will not decrease even if interest rates generally decrease. There is no guarantee that the Corporation will be able to refinance the Second Lien Facility upon maturity at acceptable interest rates or at all.

Asset Impairment

The Corporation is required to periodically review asset balances including capital assets for impairment when certain factors indicate the need for analysis. These calculations are based on management’s estimates and assumptions at the time the analysis is made. Several factors are included in this analysis and may include changes in share price, cash flow and earnings estimates, changes in market conditions, and general local and global economic conditions. Any resulting future impairment write down to capital assets could result in a non-cash charge against net earnings and could be material in nature.

Access to Additional Financing

The Corporation may find it necessary in the future to obtain additional debt or equity to support ongoing operations, to re-finance debt, to undertake capital expenditures or to undertake acquisitions or other business combination transactions (including joint venture transactions). There can be no assurance that additional financing will be available to the Corporation when needed or on terms acceptable to the Corporation. The Corporation’s inability to raise financing to support ongoing operations, to re-finance debt, including the Second Lien Facility, or to fund capital expenditures or acquisitions or other business combination transactions could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Where additional financing is raised by the issuance of Common Shares or securities convertible into Common Shares, shareholders may suffer dilution to their investment. The Corporation’s activities may also be financed partially or wholly with debt, which may increase the Corporation’s debt levels above industry standards. The level of the Corporation’s indebtedness from time to time could impair the Corporation’s ability to obtain additional financing in the future.

Conflicts of Interest

There are potential conflicts of interest which may arise as a result of the members of Western’s Board being engaged in certain businesses on their own behalf or on behalf of other companies. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA and Western’s internal code of business conduct and ethics.

Information Technology Security

The risk of cyber-attacks targeting our industry is increasing. Western relies on various information systems to manage its business.  The Corporation has employed security measures and procedures to mitigate the risk of cyber-attacks, and has taken precautions to protect critical infrastructure from failure.  Despite reasonable efforts, the business is still exposed to cyber-attacks with increasing sophistication and frequency.  Critical systems are built with redundancies in mind, but catastrophic failures can still occur through natural or malicious causes.  In the event of a security or infrastructure failure the business could be adversely affected in ways such as, but not limited to, outages, data corruption or loss, unauthorized disclosure, reputational harm, delays, lost profits, damage to assets, and inability to fulfill critical business functions.  We have not experienced any material impact from cyber-attacks or infrastructure failures to date, however, there is no guaranteed protection from these threats.

Rig Construction Risks

When Western contracts for the construction of a contract drilling or well servicing rig, the cost of construction of the rig and the timeline for completing the construction are estimated at that time. Actual costs of construction may, however, vary significantly from those estimated as a result of numerous factors, including, without limitation, changes in input costs such as the price of steel, variations in labour rates, and, to the extent that component parts must be sourced from other countries, fluctuations in exchange rates and tariffs. In addition, several factors could cause delays in the construction of a rig, including shortages in skilled labour and delays or shortages in the supply of component parts. While Western has not experienced any material delays to date, construction delays in the future could lead to postponements of the anticipated date for deployment of a newly constructed rig into operation and any such postponement could have a negative effect on cash flows generated from operations, of which the effect may be material.

DIVIDENDS

On February 25, 2016, the Board suspended the declaration of dividends until further notice. There is no guarantee the Board will declare dividends in the future.

The Corporation does not have a dividend policy. The amount and timing of future cash dividends, if any, will be subject to the discretion of the Board and may vary depending on a variety of factors and conditions, including, among other things, cash flow from operations generated by Western and its subsidiaries, financial requirements for Western’s operations and the execution of its growth strategy, fluctuations in working capital, the timing and amount of capital expenditures, debt service requirements and covenants, statutory liquidity requirements under the ABCA and other factors beyond the control of Western.

DESCRIPTION OF THE CORPORATION’S SECURITIES

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As at March 24, 2022, the Corporation had 91,788,008 Common Shares and no Preferred Shares issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions of the securities of the Corporation.

Common Shares

Holders of Common Shares are entitled to dividends as and when declared by the Board of Directors, to one vote per share at meetings of Shareholders and, upon liquidation, to receive such assets of the Corporation as are distributable to the shareholders of the Corporation, subject to the rights of holders of Preferred Shares having priority over the Common Shares. All of the Common Shares issued and outstanding have been issued as fully paid and non-assessable.

Preferred Shares

Preferred Shares may be issued from time to time in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions which the Board of Directors determines prior to the issue thereof. Preferred Shares rank prior to the Common Shares with respect to the payment of dividends and distribution in the event of liquidation, dissolution or winding up of the Corporation. The Corporation has no Preferred Shares issued and outstanding.

MARKET FOR SECURITIES

Trading Price and Volume of Western’s Common Shares

The following table sets forth the price range and trading volume of the Common Shares on the TSX for the periods indicated below.

	Price Range
2021	High ($)	Low ($)	Volume
January	0.495	0.33	313,459
February	0.44	0.365	323,582
March	0.44	0.35	197,736
April	0.53	0.40	610,797
May	0.50	0.39	147,190
June	0.51	0.41	244,990
July	0.475	0.27	383,176
August	0.34	0.26	414,950
September	0.35	0.28	316,074
October	0.45	0.28	483,224
November	0.43	0.30	403,300
December	0.385	0.26	664,143

Prior Sales

The following tables set forth, for each class of securities of the Corporation that is outstanding but not listed or quoted on a marketplace, the price at which securities of the class have been issued during the financial year ended December 31, 2021 and the number of securities of the class issued at that price and the date on which the securities were issued.

Stock Options

Description (1)	Number of Securities	Price per Security (2) ($)	Date of Issuance
Stock Options	39,720	0.48	January 4, 2021
Stock Options	2,870	0.36	April 1, 2021
Stock Options	1,030	0.44	July 2, 2021

Notes:

(1)	“Stock Options” means options to purchase Common Shares granted pursuant to Western’s Stock Option Plan.
(2)	Represents the exercise price per Stock Option.

Restricted Share Units

Cash Settled

Description (1)	Number of Securities	Date of Issuance
RSU	NIL	N/A

Treasury Settled

Description (1)	Number of Securities	Date of Issuance
RSU	7,320	January 4, 2021
RSU	500	April 1, 2021
RSU	3,320	July 2, 2021

Note:

(1)	“RSU” means Restricted Share Units issued pursuant to Western’s Restricted Share Unit Plan.

DIRECTORS AND OFFICERS

The following table sets forth the name, place of residence, date of appointment and position for each director and executive officer of Western, together with their principal occupation during the last five years. The directors of Western shall hold office until the next annual meeting of shareholders or until their respective successors have been duly elected or appointed.

Name and Place of Residence	Position with Western	Director or Officer of Western Since	Principal Occupation and Positions for the Past Five Years
George S. Armoyan (2) Nova Scotia, Canada	Director	April 27, 2021	Interim Chief Executive Officer of Calfrac Well Services Ltd., an oilfield services company, since December 2021. Executive Chairman and Secretary of G2S2 Capital Inc. (a private investment company). Also, President of Armco Capital Inc., and Chairman, President & CEO of Clarke Inc.

Donald D. Copeland (1)(3) British Columbia, Canada	Director	June 17, 2011	Mr. Copeland is a graduate engineer and an independent businessman. Mr. Copeland was a director of Stoneham Drilling Trust from June 2008 to June 2011. Prior thereto Mr. Copeland was the Executive Chairman of Upper Lake Oil and Gas Ltd. from October 2007 to August 2008. Prior thereto, Mr. Copeland was Chairman and Chief Executive Officer of Diamond Tree Energy Ltd. and its predecessor from May 2001 to October 2007.

Lorne A. Gartner (1)(2)(3) Alberta, Canada	Director	June 16, 2011	Mr. Gartner is an independent businessman. Formerly, Mr. Gartner was a Managing Director of Royal Bank of Canada Capital Markets, a position he held from 2000 to 2006. Prior to that time, Mr. Gartner was a Vice President of Royal Bank of Canada, Calgary Energy Group.

Ronald P. Mathison Alberta, Canada	Director and Chairman of the Board	December 17, 2010	Mr. Mathison is the President and Chief Executive Officer of Matco Investments Ltd. and Matco Capital Ltd., private investment firms which specialize in providing capital and management expertise to companies in which they have an interest.

John R. Rooney (1)(2)(3) Alberta, Canada	Director	December 22, 2009	Mr. Rooney is an independent businessman. Mr. Rooney is the chairman of Tamarack Valley Energy Ltd, a public oil company since March 2021 and Chairman of Kara Technologies Inc, a private energy technology company, since September 2017. Mr. Rooney was the Chairman and Chief Executive Officer of Northern Blizzard Resources Inc., a public oil and gas company, from November 2009 to November 2017. From December 2007 to April 2009, Mr. Rooney was the Chief Executive Officer of Tusk Energy Inc., a public oil and gas company.

Name and Place of Residence	Position with Western	Director or Officer of Western Since	Principal Occupation and Positions for the Past Five Years
Alex R. N. MacAusland (3) Alberta, Canada	President, Chief Executive Officer and Director	December 8, 2009	Mr. MacAusland, a founder of Western, is the President and CEO of Western. From December 2009 to December 2013, Mr. MacAusland was the President and COO of Western. From February 2008 to December 2009, Mr. MacAusland was the President and CEO of Horizon Drilling Inc. From 2006 to 2008, Mr. MacAusland was the Senior Vice President of IROC Energy Services Corp. Prior to that he was at Precision Drilling Corporation for 15 years in various capacities.

Jeffrey K. Bowers Alberta, Canada	Senior Vice President, Finance, Chief Financial Officer and Corporate Secretary	December 8, 2009	Mr. Bowers, a founder of Western, is the Senior Vice President Finance, Chief Financial Officer and Corporate Secretary of Western. From April 2008 to December 2009, Mr. Bowers was the Vice President Finance and CFO with Horizon Drilling Inc. Previously, Mr. Bowers was the Chief Financial Officer at FracSource Inc. from 2005 to 2008 prior to its divestiture, and was employed by Precision Drilling Corporation, initially as Corporate Controller with Computalog Ltd. followed by Group Controller, Canada for Precision Energy Services.

Peter J. Balkwill Alberta, Canada	Vice President, Finance	April 6, 2015	Mr. Balkwill is the Vice President, Finance. Prior to joining Western, Mr. Balkwill was the Vice President, Finance and Chief Financial Officer of Calmena Energy Services Inc. from January 2010 to February 2015. Prior to joining Calmena, Mr. Balkwill worked for three years with an international drilling company operating in Canada, US, and Latin America, first as Vice President Operations Finance and thereafter as Vice President Finance.

Dan Lundstrom Alberta, Canada	Vice President, Health, Safety and Environment	April 25, 2018	Mr. Lundstrom is the Vice President of Health, Safety and Environment for Western. Prior to joining Western, Mr. Lundstrom was employed with Precision Drilling Corporation where he held various roles over his 24-year tenure, including, most recently, HSE Director, Global Standards and Compliance.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee.
(3)	Member of the Health, Safety and Environment Committee.

As at March 24, 2022, the current officers and directors of Western, as a group, beneficially own or control, directly and indirectly, an aggregate of 46,212,875 Common Shares, being approximately 50% of the outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

No director or executive officer of the Corporation is, as at the date of this Annual Information Form, or has been, within the last 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company, that:

(i)            was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)            was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

Except as set forth below, no director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(i)            is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation regarding bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)            has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Ronald P. Mathison and Lorne A. Gartner were directors of Tesla Exploration Ltd. (“Tesla”). On July 25, 2016, Messrs. Mathison and Gartner resigned as directors of Tesla and Tesla was placed into receivership by its Canadian credit facility lender. An order for discharge of the receiver was pronounced in August 2018.

Peter Balkwill was the Chief Financial Officer of Calmena Energy Services Inc. (“Calmena”) when, on January 20, 2015, Calmena’s senior lender was granted a receivership order by the Court of Queen’s Bench of Alberta. An order for discharge of the receiver was pronounced in September 2021.

Penalties or Sanctions

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to any:

(i)            penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)            other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Western will be subject in connection with the operations of Western. In particular, certain of the directors and officers of Western may be involved with other oilfield services entities whose operations may, from time to time, be in direct competition with those of Western or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Western. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event a director or officer of a company is a party to, or is a director or officer of, or has a material interest in any Person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with Western, the director and/or officer shall disclose his interest in such contract or transaction and, in the case of directors, shall refrain from voting on any matter in respect of such contract or transaction unless otherwise provided by the ABCA.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee is responsible for reviewing the Corporation’s financial reporting procedures, internal controls and the performance of the external auditors. The Audit Committee Charter of Western is set forth as Appendix “A” of this Annual Information Form.

Composition of the Audit Committee

The current members of the Audit Committee are John R. Rooney (Chairman), Donald D. Copeland, and Lorne A. Gartner. The Audit Committee is a standing committee appointed by the Board of Directors of Western to assist the Board of Western in fulfilling its oversight responsibilities with respect to the financial reporting by the Corporation. Each member of the Audit Committee is independent as defined under NI 52-110 and none received any compensation, directly or indirectly, from Western other than for services as a member of the Board of Western and its committees, as applicable. All members of the Audit Committee are financially literate as defined in NI 52-110.

Relevant Education and Experience of Members of the Audit Committee

John R. Rooney (Chairman)

Mr. Rooney is an independent businessman. Mr. Rooney is the chairman of Tamarack Valley Energy Ltd, a public oil company since March 2021 and Chairman of Kara Technologies Inc, a private energy technology company, since September 2017. Mr. Rooney was the Chairman and CEO of Northern Blizzard Resources Inc., a publicly traded crude oil and gas company, from November 2009 to June 2017 and was acting CEO from June 2017 to November 2017. From December 2007 to April 2009, Mr. Rooney was the CEO of TUSK Energy Inc. From 2005 to 2007, Mr. Rooney was the President and CEO of Zenas Energy Inc. Mr. Rooney is a Chartered Accountant and a Chartered Business Valuator.

Lorne A. Gartner

Mr. Gartner is an independent businessman. From May of 2000 until March of 2006, he was the Managing Director of Royal Bank of Canada Capital Markets based out of Houston, Texas. In this position, Mr. Gartner was responsible for overseeing the bank’s United States energy portfolio. Prior to that time, he was a Vice President of Royal Bank of Canada, Calgary Energy Group. Mr. Gartner has over 39 years of banking experience in Canada with an excess of 20 years of experience in energy banking and has a Bachelor of Commerce Degree from the University of Alberta with a specialization in finance.

Donald D. Copeland

Mr. Copeland is graduate engineer and an independent businessman. Mr. Copeland was a director of Stoneham Drilling Trust from June 2008 to June 2011. Prior thereto Mr. Copeland was the Executive Chairman of Upper Lake Oil and Gas Ltd. from October 2007 to August 2008. Prior thereto, Mr. Copeland was Chairman and Chief Executive Officer of Diamond Tree Energy Ltd. and its predecessor from May 2001 to October 2007. Mr. Copeland is a graduate of the Director’s Education Program sponsored by the Institute of Corporate Directors.

Audit Committee Oversight

At no time since the commencement of Western’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has delegated to the Chairman of the Audit Committee (or such other member of the Audit Committee who may be delegated authority), the authority to act on behalf of the Audit Committee between meetings of the Audit Committee with respect to the pre-approval of audit and permitted non-audited services provided by Deloitte LLP. The Audit Committee is required to be notified of any non-approved services over and above audit and tax. The Chairman reports on any such pre-approval at the next meeting of the Audit Committee.

Auditor Service Fees

Deloitte LLP was appointed as auditors of Western by the Board of Directors effective January 10, 2010. Fees paid to Deloitte LLP for the last two fiscal years are detailed in the following table:

Type of Service Provided	2021 ($)	2020 ($)
Audit fees (including quarterly reviews) (1)	300,135	300,135
Audit-related fees (2)	37,450	37,450
Tax fees (3)	25,948	18,993
All other fees (4)	40,660	91,090
TOTAL	404,193	447,668

Notes:

(1)	Audit fees were paid for professional services rendered by the auditors for the audit or review of the Corporation’s annual and interim financial statements.

(2)	Audit-related fees were paid for assurance and related services related to securities filings other than the audit or review of the annual and interim financial statements.

(3)	Tax fees were paid for professional services relating to tax compliance, tax advice and tax planning.

(4)	All other fees relate to translation services in 2021 and fees payable for third party software in 2020.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of directors or executive officers of Western, any holder of Common Shares who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associate or affiliate of such Persons, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect Western.

TRANSFER AGENT AND REGISTRAR OF THE CORPORATION

Computershare Trust Company of Canada, 800, 324 – 8th Avenue SW, Calgary Alberta, T2P 2Z2, is the transfer agent and registrar of the Common Shares.

MATERIAL CONTRACTS

Except for the agreements noted below, Western is not party to any contract material to its business or operation, other than contracts entered into in the ordinary course of business. Copies of the following material agreements of Western, including amendments thereto, have been filed under its profile on SEDAR at www.sedar.com:

Third Amended and Restated Credit Agreement dated April 27, 2016, as amended, between Western, HSBC Bank Canada, ATB Financial, the Toronto Dominion Bank and other lenders thereto, agreeing to the terms of its Credit Facilities.

Senior Secured Second Lien Credit Agreement dated October 17, 2017 between Western and AIMCo agreeing to the terms of the Second Lien Facility.

HSBC Facility dated December 31, 2020 between Western and HSBC Bank Canada agreeing to the terms of the HSBC Facility.

[NTD: Consider what, if any material contracts should be disclosed. Debt Restructuring Transaction Agreements to be included, to the extent executed prior to filing]

INTERESTS OF EXPERTS

. Deloitte LLP is the external auditor of the Corporation. Deloitte LLP, Chartered Professional Accountants, is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Western is not a party to any legal proceeding nor was it a party to, nor is or was any of its property the subject of any legal proceeding, during the financial year ended December 31, 2021, nor is Western aware of any such contemplated legal proceedings, which involve a claim for damages exclusive of interest and costs that may exceed 10% of the current assets of Western.

During the year ended December 31, 2021, there were no: (i) penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements the Corporation entered into before a court relating to securities legislation or with a securities regulatory authority.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found under the Corporation’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Common Shares and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s Management Information Circular dated March 15, 2021 filed on SEDAR at www.sedar.com. Additional financial information is provided for in the Corporation’s financial statements and management’s discussion and analysis for the years ended December 31, 2021 and 2020.

APPENDIX ‘A’ – AUDIT COMMITTEE CHARTER

WESTERN ENERGY SERVICES CORP. (the “CORPORATION”)
AUDIT COMMITTEE CHARTER

Purpose

1.	The purpose of the Audit Committee (the “Committee”) is to:

(a)	review and recommend to the Board for acceptance, prior to their public release, all material financial information required to be gathered and disclosed to the public by the Corporation;

(b)	oversee management designed and implemented accounting systems and internal controls; and

(c)	recommend to the Board of Directors (the “Board”) of the Corporation, the engagement of the external auditor to the Corporation, including their compensation.

Composition

2.	The Corporation, as a reporting issuer, must have an audit committee that complies with National Instrument 52-110 Audit Committees (“NI 52-110”). Accordingly, the Committee must be comprised of at least three members of the Board to serve at the pleasure of the Board. Each member will at all times be independent and financially literate as those terms are defined in NI 52-110. At least one member shall have accounting or related financial management expertise. In particular, at least one member shall have education or experience as a principal financial officer, controller or chartered public accountant.

3.	No Committee member shall serve on the audit committees of more than five other issuers without prior determination by the Board that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

4.	No Committee member shall have served as Chief Financial Officer of the Corporation within the last five years.

Meetings

5.	The Committee is required to meet in person, or by telephone conference call, at least once each quarter and as often thereafter as required to discharge the duties of the Committee.

6.	The Chair of the Committee appointed by the Board will, in consultation with management, establish the agenda for meetings.

7.	A quorum for a meeting of the Committee shall be a majority of members present in person or by telephone conference call.

8.	Notice of the time and place of every meeting shall be given in writing, by email or facsimile to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided that a member may in any manner waive a notice of meeting.

Responsibilities of the Committee

9.	The Committee’s primary responsibilities are to:

(a)	have a written charter that sets out its mandate and responsibilities;

(b)	be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of any disagreements between management and the external auditor regarding financial reporting;

(c)	monitor the management of the principal risks that could impact the financial reporting of the Corporation;

(d)	monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(e)	provide an avenue of communication among the external auditors, management and the Board; and

(f)	ensure that the external auditor reports directly to the Committee.

Authority of the Committee

10.	The Committee must have the authority to:

(a)	inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(c)	set and instruct the Corporation to pay the compensation for any advisors employed by the Committee;

(d)	communicate directly with the internal and external auditors of the Corporation;

(e)	annually recommend to the Board the appointment of the external auditor, and oversee their compensation;

(f)	pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of the Corporation’s subsidiary entities and the Committee may delegate to one or more independent members, the authority to pre-approve non-audit services which must then be presented to the Committee at its first scheduled meeting following such pre-approval; and

(g)	when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the Change of Auditor Notice called for by NI 51-102 and as required by other applicable securities regulation, and the planned steps for an orderly transition period.

11.	The Committee must establish and periodically review procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, or other matters that could negatively affect the Corporation such as violations of the Corporation’s Code of Conduct and Ethics.

12.	The Committee must review and approve the hiring of any partners, employees and former partners and employees of the Corporation’s present and former external auditors.

13.	The Committee shall:

(a)	review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities;

(b)	review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process;

(c)	establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under National Instrument 52-108 – Auditor Oversight;

(d)	inquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management;

(e)	review the audit plan with the Corporation’s external auditors and with management;

(f)	discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

(g)	review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(h)	review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(i)	review audited annual financial statements and related documents in conjunction with the report of the external auditors;

(j)	review the Corporation’s financial statements, management’s discussion and analysis and annual and interim profit or loss press releases and with financial management and the external auditors before release to the public, and recommend to the Board for approval;

(k)	be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and must periodically assess the adequacy of such procedures;

(l)	review and recommend to the Board for approval any financial outlooks and future oriented financial information prior to disclosure of such information;

(m)	at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate; and

(n)	assess, on an annual basis, the adequacy of this Charter.

14.	Annual Review of the Committee’s Charter

(a)	Review and reassess, at least annually, the adequacy of this Charter and recommend any proposed changes to the Board for approval; and

(b)	Review the Corporation’s public disclosure regarding the Committee’s Charter.

Ratified by the Board of Directors October 25, 2021